UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nkarta, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

65487U 108

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65487U 108
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,768,035 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,768,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,768,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 3,768,035 shares of Common Stock held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon 70,191,295 shares of Common Stock outstanding as of March 27, 2024 as reported in the prospectus supplement dated March 25, 2024, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 26, 2024.

CUSIP No. 65487U 108
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,768,035 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,768,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,768,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 3,768,035 shares of Common Stock held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon 70,191,295 shares of Common Stock outstanding as of March 27, 2024 as reported in the prospectus supplement dated March 25, 2024, filed by the Issuer with the SEC on March 26, 2024.

CUSIP No. 65487U 108
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,768,035 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,768,035 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,768,035 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 3,768,035 shares of Common Stock held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This percentage is calculated based upon 70,191,295 shares of Common Stock outstanding as of March 27, 2024 as reported in the prospectus supplement dated March 25, 2024, filed by the Issuer with the SEC on March 26, 2024.

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2020 and amended on February 14, 2023 (the “Original Schedule 13D”) filed on behalf of Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”) relates to the Common Stock, $0.0001 par value (“Common Stock”) of Nkarta, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 is being filed by the Reporting Persons to report the acquisition of Common Stock of the Issuer in a public offering by the Issuer.

Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D, as previously amended, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On March 27, 2024, Samsara LP purchased 900,000 shares of Common Stock from the underwriters of the Issuer’s public offering at a price of $10.00 per share, for an aggregate purchase price of $9 million (the “2024 Offering”).

The source of funds used by Samsara LP to purchase the shares in the 2024 Offering was from capital contributions by its general and limited partners.

Item 5.	Interest in Securities of the Issuer

(a)– (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 29, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	3,768,035	—	3,768,035	—	3,768,035	3,768,035	5.4%
Samsara GP (1)	—	—	3,768,035	—	3,768,035	3,768,035	5.4%
Akkaraju (1)	—	—	3,768,035	—	3,768,035	3,768,035	5.4%

(1)	Consists of 3,768,035 shares of Common Stock held by Samsara LP. Akkaraju, as the Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(2)	This percentage is calculated based upon 70,191,295 shares of Common Stock outstanding as of March 27, 2024 as reported in the prospectus supplement dated March 25, 2024, filed by the Issuer with the SEC on March 26, 2024.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).